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Exhibit (a)(5)(E)

Tucows Announces Preliminary Results of
Second Dutch Auction Tender Offer

        TORONTO—July 10, 2009—Tucows Inc. (AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York City time, on July 9, 2009. Tucows expects to purchase 1,115,000 shares of its Common Stock at a purchase price of $0.45 per share, for a total of $501,750. The 1,115,000 shares expected to be purchased are comprised of the 1,000,000 share Tucows offered to purchase and 115,000 shares to be purchased pursuant to Tucows right to purchase up to an additional 2% of the shares outstanding immediately prior to the commencement of the tender offer. Due to oversubscription, Tucows expects the final proration factor for shares tendered at or below $0.45 per share to be approximately 99.8%. For this purpose, shares tendered at or below $0.45 per share will include shares tendered by those persons who indicated, in their letter of transmittal, that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

        The price per share and the proration factor are preliminary and subject to verification by StockTrans, Inc., the depositary for the tender offer. The actual price per share and the proration factor will be announced promptly following completion of the verification process. After the determination of the actual price per share and the proration factor, the depositary will issue payment for the shares accepted under the tender offer and return all shares not accepted.

        Tucows commenced the tender offer on May 26, 2009, when it offered to purchase up to 4,000,000 shares of its Common Stock at a price between $0.36 and $0.45 per share, net to the seller in cash, without interest. On June 24, the Company reduced the amount of Common Stock that it was offering to repurchase under the offer to 1,000,000 shares and extended the offer to July 9, 2009.

        As a result of the completion of the tender offer, Tucows expects to have 67,742,321 shares issued and outstanding as of the time immediately following payment for the tendered shares.

About Tucows

        Tucows is a global Internet services company. OpenSRS manages over 8 million domain names and millions of email boxes through a reseller network of over 9,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows.com. More information can be found at http://tucowsinc.com.

        For further information: Lawrence Chamberlain, The Equicom Group for Tucows Inc., (416) 815-0700 ext. 257, lchamberlain@equicomgroup.com

        This news release contains, in addition to historical information, forward-looking statements relating to the price per share at which Tucows will purchase shares, the proration factor and the repurchase of additional shares of Tucows common stock. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows' business, results of operations and financial condition is included in the Risk Factors sections of Tucows' filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and Tucows assumes no obligation to update such forward-looking statements.

        TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

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  Exhibit (a)(5)(E)
Tucows Announces Preliminary Results of Second Dutch Auction Tender Offer